North Shore Capital Advisors Corp.
                        20 Marlin Lane
                Port Washington, New York 11050

November 4, 2008

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549

        RE:     North Shore Capital Advisors Corp.
                Form 10-KSB for the year ended December 31, 2007
                File No. 000-51245

Dear Mr. Gordon:

     Reference is made to the comment letter dated October 24, 2008 from the Securities and Exchange Commission ("Commission") with respect to the Form 10-KSB of North Shore Capital Advisors Corp. (the "Company") for the year ended December 31, 2007 which was filed with the Commission on March 27, 2008.

     The Company has today filed a Form 10-KSB/A for the year ended December 31, 2007 to address the comment raised by the Commission in the comment letter and has accordingly amended Item 8 A(T) to such Form 10-KSB.

     The Company, under the supervision of its CEO, who is also the CFO, had timely established and maintained adequate internal controls over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the period ending December 31, 2007, and concluded that its internal controls over financial reporting is effective. The Company inadvertently failed to disclosure the results of its evaluation, and has amended its Annual Report on Form 10-KSB for the year ended December 31, 2007.

     We have noted your comment regarding the effectiveness of the design and operation of our disclosure controls and procedures and based on our evaluation, we conclude that, as of December 31, 2007, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Commission and to provide reasonable assurance that such information is accumulated and communicated to our management, including our CEO (who is also our CFO), as appropriate to allow timely decisions regarding required disclosures. However, we have since identified the problem, filed our findings with respect to our internal controls over financial reporting, and we believe that as of the date of this report, our disclosure controls and procedures are effective.

If you have any additional questions or comments, please contact me.

Sincerely,

/s/   Steven Cohen
      Steven Cohen

cc:   Ms. Kristi Marrone